CONSENT OF INDEPENDENT AUDITORS

We consent to the inclusion and incorporation by reference in the Registration Statement of Alderon Iron Ore Corp. (formerly Alderon Resource Corp.) on Form 40-F of our report dated April 18, 2011 (except as to Note 14 which is as of February 23, 2012) on the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for the years then ended which are part of this Registration Statement on Form 40-F of the Company.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 23, 2012